Mail Stop 3561

									December 15, 2005


Mr. Greg Henslee
Chief Executive Officer
O`Reilly Automotive, Inc.
233 South Patterson
Springfield, MO 65802

      Re:	O`Reilly Automotive, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
      File No. 0-21318

Dear Mr. Henslee:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

2004 Annual Report to Shareholders

Critical Accounting Policies and Estimates, page 30

1. In future filings, please revise your discussion of critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also provide an analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please see SEC Release 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Inventory, page 49

2. We note that your LIFO reserve increased by $13.4 million in
2004
as compared to 2003 and that you reported a negative LIFO reserve at
December 31, 2003. Please explain to us why the use of the LIFO method resulted in a negative LIFO reserve at December 31, 2003. Please also tell us what factors caused the increase in the LIFO reserve in 2004.

Leases, page 55

3. We note your disclosures on pages 38 and 55 regarding the correction of an error in lease accounting and that the cumulative effect of the error was recorded in the fourth quarter of 2004. Please tell us when (the date) and how you detected the error. Please also tell us your basis for recording the cumulative effect of the error in income for the fourth quarter rather than reporting the error as a prior period adjustment in accordance with paragraph 18 of
APB 9. In particular, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements.
In your response, please provide a table showing the previously reported and "as adjusted" amounts. Refer to SAB Topics 5:F and 1:M.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



						William Choi
									Accounting Branch
Chief


Mr. Greg Henslee
O'Reilly Automotive, Inc.
December 15, 2005
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